SPORTECH

EXHIBIT 1

18 November 2003

George Rushton Appointed New Managing Director of Sportech PLC

Sportech PLC (“Sportech” or “the Company”), owner of Littlewoods Gaming, the UK’s leading home gaming company, is pleased to announce the appointment of George Rushton as Managing Director, taking over from Colin McGill.

Colin McGill, age 55, has decided to retire from the Company to return to Scotland, having successfully undertaken the acquisition and transformation of the Littlewoods Gaming business, based in Liverpool.

He will hand over to George Rushton, aged 50, who has a long established career in the leisure industry, having been a Main Board Director at Bourne Leisure, and previously Managing Director of Hotels & Resorts at The Rank Group’s Holidays Division, As such he has been responsible for three of the UK’s leading leisure brands: Warner Holidays (1993 to 2003), Butlins (1999 to 2002) and Oasis Villages (1997 to 2001). George Rushton is a qualified Solicitor.

Commenting on the new appointment, David Mathewson, Chairman said:

“Following a successful three and a half years with the company, Colin McGill leaves Sportech in a very strong position, having established a compelling strategy and re-focused the business towards the delivery of interactive gaming and betting for the mass market. We would like to thank Colin McGill for this considerable contribution to Sportech since its inception and offer him our very best wishes.

George Rushton is a leading figure in the Leisure industry who is extremely well placed to further develop Sportech’s gaming and betting activities, and I very much look forward to working with him.”

— Ends —

Further information:

Other than set out above, GR held no directorships in public listed companies within the past five years. The Company confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6 F 2 of The Listing Rules.

Contacts:
Sportech PLC
Suzanne Judge, Head of Corporate Communication	0151 288 3059
Bell Pottinger Financial
Jonathon Brill / Charlotte Kirkham	0207 861 3232